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                         August 3, 2022

       Michael Poirier
       Chief Executive Officer
       Qualigen Therapeutics, Inc.
       2042 Corte Del Nogal
       Carlsbad, California 92011

                                                        Re: Qualigen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 29, 2022
                                                            File No. 333-266430

       Dear Mr. Poirier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Wendy Grasso, Esq.